Functional Brands Inc.

6400 SW Rosewood Street

Lake Oswego, OR 97035

February 7, 2025

Gary Newberry

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary Newberry, Vanessa Robertson, Daniel Crawford and Laura Crotty

Re:	Functional Brands Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 28, 2025
File No. 333-284180

Ladies and Gentlemen:

By letter dated February 6, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Functional Brands Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed January 28, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed January 28, 2025

Selling Stockholders, page 89

1. We note that you have now included the above-entitled section in the Public Offering Prospectus; however, this is inconsistent with the Explanatory Note at the start of the registration statement which indicates that the Public Offering Prospectus will be used for the public offering only and not the resale of shares contemplated in the alternative pages. Please explain why you have included this section in the Public Offering Prospectus or remove the section from page 89.

Response: The company has made the revisions on its amended registration statement to address the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-30

2. Please tell us why this report is not dated to address the retroactive restatement of your financial statements for the reverse stock split effective January 22, 2025. Refer to AS 3110.05 and 3110.07.

Response: The report has been revised to address the Staff’s comment.

General

3. Please revise the alternative cover page for the Resale Prospectus to clarify whether the resale offer can proceed if the primary offering does not close, either because the Nasdaq listing is not obtained or otherwise. If the resale offering is contingent on the closing of the primary offering, please state that the resale offering may not commence until the primary offering closes, if true. If the resale offering may be conducted concurrently with the primary offering, please revise your disclosure in the Explanatory Note and on the cover page of both prospectuses to make this clear, and include risk factor disclosure regarding the implications of the offerings running concurrently, including, but not limited to, the effect of the resale offering on the price and demand for primary offering shares.

Response: The company has made the revisions on its amended registration statement to address the Staff’s comment.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Eric Gripentrog
Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035